Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments
Reports Highest Quarterly Earnings in its 37-Year History

OWINGS MILLS, MD, February 14, 2007 - Universal Security Instruments, Inc. (AMEX: UUU) today announced record results for its third quarter ended December 31, 2006.

The Owings Mills, MD-based designer and marketer of safety and security equipment posted net earnings for the quarter of $1,712,883, or $0.71 per basic share ($0.68 per diluted share), on net sales of $8,620,893 compared with net earnings of $1,456,809 or $0.65 per basic share ($0.60 per diluted share), on net sales of $7,353,597. Included in last year’s results was a net tax benefit of $139,095.

For the nine months ended December 31, 2006, sales were $24,655,342 versus $21,396,507 for the same period last year. Nine-month earnings were $4,699,212 or $1.97 per basic share ($1.88 per diluted share) compared to $3,509,274 or $1.58 per basic share ($1.45 per diluted share) last year. Included in the results for the nine months ended December 31, 2005 was a net tax benefit of $326,523 versus tax expense of $875,224 in the current year.

Harvey Grossblatt, chief executive officer, said, “Universal is very pleased with its results, despite the softening in the residential construction and home sales markets.  Included in the results was the Canadian steel conduit operation we acquired in October which posted a small loss for the quarter. We are currently in the process of tripling the production capacity of the Canadian facility in order to take advantage of opportunities available to us in the U.S. commercial construction market. This added capacity should be available in early spring and will allow us to participate in the $1.2 billion steel conduit market. In our retail distribution channel, a large national home center has agreed to carry several Universal smoke alarms store-wide starting in the current quarter.”

Mr. Grossblatt added, “We would like to congratulate our Hong Kong partners for their excellent quarter. Our Joint Venture had the highest quarterly sales and earnings in its history.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 37-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENT OF INCOME

	(UNAUDITED)
	Three Months Ended December 31,
	2006	2005
Sales	$8,620,893	$7,353,597
Net income	1,712,883	1,456,809
Income per share
Basic	$0.71	$0.65
Diluted	$0.68	$0.60
Weighted average number of common shares outstanding
Basic	2,417,972	2,231,331
Diluted	2,514,536	2,436,136

	(UNAUDITED)
	Nine Months Ended December 31,
	2006	2005
Sales	$24,655,342	$21,396,507
Net income	4,699,262	3,509,274
Income per share
Basic	$1.97	$1.58
Diluted	$1.88	$1.45
Weighted average number of common shares outstanding
Basic	2,380,163	2,222,297
Diluted	2,499,175	2,423,900

CONSOLIDATED BALANCE SHEET

ASSETS	December 31,
	2006	2005
Cash	$533,882	$1,070,356
Accounts receivable and amount due from factor	6,400,511	5,146,131
Inventory	9,854,960	5,096,666
Prepaid expenses	383,026	247,747
TOTAL CURRENT ASSETS	17,172,379	11,560,900
INVESTMENT IN HONG KONG JOINT VENTURE	9,031,410	7,136,126
PROPERTY AND EQUIPMENT - NET	2,679,077	66,794
OTHER ASSETS AND DEFERRED TAX ASSET	964,421	715,870
GOODWILL	1,508,718	-
TOTAL ASSETS	$31,356,005	$19,479,690

LIABILITIES AND SHAREHOLDERS’ EQUITY

Notes and lease obligation payable	$2,129,604	$-
Accounts payable and accrued expenses	3,620,956	1,879,298
Accrued liabilities	2,149,165	1,147,132
TOTAL CURRENT LIABILITIES	7,899,725	3,026,430
LONG TERM LEASE OBLIGATION	55,810	-
MINORITY INTEREST`	-	-
SHAREHOLDERS’ EQUITY	-	-
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,420,573 and 2,258,409 shares at December 31, 2006 and December 31, 2005, respectively	18,181	16,737
Additional paid-in capital	12,767,187	11,515,556
Retained earnings	10,711,308	4,920,967
Other comprehensive income (loss)	(96,206)	-
TOTAL SHAREHOLDERS’ EQUITY	23,400,470	16,453,260
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,356,005	$19,479,690

All shares have been adjusted to reflect the 4-for-3 stock split paid on October 16, 2006.

7-A GWYNNS MILL COURT • OWINGS MILLS, MARYLAND 21117, USA
(410) 363-3000 • www.universalsecurity.com